UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

LINDBLAD EXPEDITIONS HOLDINGS, INC.
(Name of Subject Company (Issuer))

LINDBLAD EXPEDITIONS HOLDINGS, INC.
(Name of Filing Persons (Issuer))

Warrants to Purchase Common Stock
(Title of Class of Securities)

535219117
(CUSIP Number of Class of Securities)

Sven-Olof Lindblad
President and Chief Executive Officer
Lindblad Expeditions Holdings, Inc.

96 Morton Street, 9th Floor

New York, New York 10014

(212) 261-9000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Ann Beth Stebbins, Esq.

Laura Kaufmann Belkhayat, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Telephone: (212) 735-3000

Facsimile: (212) 735-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$59,756,433.45	$7,242.48

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Lindblad Expeditions Holdings, Inc. (the “Company”) is offering holders of a total of 10,085,474 warrants (representing 4,745,908 Public Warrants and 5,339,566 Private Warrants (each as defined below) issued by the Company and outstanding as of June 13, 2019 the opportunity to exchange such warrants for common stock, par value $0.0001 per share, of the Company (the “Common Stock”) for 0.385 shares of Common Stock in exchange for each warrant). The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the NASDAQ Capital Market on June 11, 2019, which was $5.925.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,729.74	Filing Party: Lindblad Expeditions Holdings, Inc.
Form or Registration No.: Form S-4	Date Filed: June 14, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by filed by Lindblad Expeditions Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 14, 2019 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to its warrant holders described in the Schedule TO to receive 0.385 shares of Common Stock, par value $0.0001 per share, of the Company in exchange for every outstanding Warrant (as defined in the Schedule TO) of the Company tendered by the holder and exchanged pursuant to the exchange offer (the “Exchange Offer”). The Exchange Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated July 9, 2019 (the “Prospectus/Offer to Exchange”) and in the related Letter of Transmittal and Consent, a copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

This Amendment No. 3 is being filed to report the final results of the Exchange Offer.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired on July 12, 2019, at 11:59 p.m., Eastern Daylight Time (the “Expiration Date”), in accordance with its terms. As of the Expiration date, a total of 9,935,000 Warrants were validly tendered pursuant to the Offer and not withdrawn (including 3,930 through guaranteed delivery), representing approximately 98.5% of the outstanding Warrants. Pursuant to the terms of the Offer, the Company expects to issue an aggregate of approximately 3,824,960 shares of Common Stock in exchange for such Warrants. In addition, the Warrant Amendment was approved as the Company received the consent of holders of at least a majority of the outstanding Warrants.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release, dated July 15, 2019

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINDBLAD EXPEDITIONS HOLDINGS, INC.

By:	/s/ Craig I. Felenstein
Craig I. Felenstein
Chief Financial Officer

Dated: July 15, 2019

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